Exhibit 16

KPMG LLP	Telephone	631 425 6000
Suite 200	Internet	www.us.kpmg.com
1305 Walt Whitman Road
Melville, NY 11747-4302

June 10, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for TII Network Technologies, Inc. (the Company) and, under the date of March 31, 2008, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2007 and 2006. On June 3, 2008, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 9, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the change was recommended by the Audit Committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP